UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL

OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden
hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-67225

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2024** AND ENDING **12/31/2024**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **GCMI Securities Corp.**

TYPE OF REGISTRANT (check all applicable boxes):
- ☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

19200 Von Karman Ave. Suite 210

(No. and Street)

Irvine	**CA**	**92612**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Stephen G. Holmes	**949.499.0099**	sh@globalcapitalmarkets.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Brian W. Anson

(Name – if individual, state last, first, and middle name)

18455 Burbank Blvd. Suite 404	**Tarzana**	**CA**	**91356**
(Address)	(City)	(State)	(Zip Code)

September 15, 2005	**2370**
(Date of Registration with PCAOB)(If applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen G. Holmes, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of GCMI Securities Corp., as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CCO

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALIFORNIA JURAT **GOVERNMENT CODE § 8202**

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of ORANGE

Subscribed and sworn to (or affirmed) before me on

this 2nd day of JANUARY, 20 25, by
Date *Month* *Year*

(1) STEPHEN HOLMES

(and (2) —),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

EFREN ISIDRO ZUNIGA, JR.
Notary Public - California
Los Angeles County
Commission # 2364167
My Comm. Expires Jul 5, 2025

Place Notary Seal and/or Stamp Above

Signature [signature]
Signature of Notary Public

OPTIONAL

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ANNUAL REPORTS FORM X-17A-5

Document Date: 12/31/2024 Number of Pages: 2

Signer(s) Other Than Named Above: —

BRIAN W. ANSON

Certified Public Accountant

18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder's and Board of Directors of GCMI Securities Corp.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of GCMI Securities Corp. as of December 31, 2024, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of GCMI Securities Corp. as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of GCMI Securities Corp.'s management. My responsibility is to express an opinion on GCMI Securities Corp.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to GCMI Securities Corp. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the GCMI Securities Corp.'s financial statements. The Supplemental Information is the responsibility of the GCMI Securities Corp.'s management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson, CPA

I have served as GCMI Securities Corp.'s auditor since 2018.

Tarzana, California

January 9, 2025

GCMI Securities Corp.

Report Pursuant to Rule 17a-5(d)

Financial Statements

For the Year Ended December 31, 2024

GCMI Securities Corp.
Statement of Financial Condition
December 31, 2024

Assets

Cash	$106,335
Total Assets	$106,335

Liabilities and Stockholder's Equity

Liabilities

Accrued SIPC obligation		$ 161
Total Liabilities		161

Stockholder's Equity

Common stock ($.01 par value, 1,000 shares authorized; 100 shares issued and outstanding)	$ 1	
Paid-in capital	79,999	
Retained earnings	26,174	
Total Stockholder's Equity		106,174
Total Liabilities and Stockholder's Equity		$106,335

See accompanying notes to financial statements

GCMI Securities Corp.
Statement of Income
For the Year Ended December 31, 2024

Revenue

Investment banking fees (Notes 1 and 2)	$107,385
Total Revenue	107,385

Expenses

Commissions	62,284
Licenses and permits (FINRA, SIPC fees)	9,526
Office expenses (Note 4)	12,000
Professional fees	19,500
Bank service charges	15
Total Expenses	103,325
Income Before Income Taxes	4,060
Income Tax Provision (Notes 2 and 7)	-
Net Income	$4,060

See accompanying notes to financial statements

GCMI Securities Corp.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2024

	Common Stock Shares	Common Stock	Paid-In Capital	Retained Earnings	Total
Balance, December 31, 2023	100	$ 1	$ 79,999	$22,114	$102,114
Net Income				4,060	4,060
Balance, December 31, 2024	100	$ 1	$ 79,999	$26,174	$106,174

See accompanying notes to financial statements

GCMI Securities Corp.
Statement of Cash Flows
For the Year Ended December 31, 2024

Cash Flows from Operating Activities	
Net income	$4,060
Adjustment to reconcile net income to net cash provided by operations	
Accounts payable	(3.654)
Net Cash Flows Provided by Operating Activities	406
Net Increase in Cash	406
Cash - beginning of the year	105,929
Cash - end of the year	$106,335
Supplemental Cash Flow Information	
Cash paid for interest	$ -
Cash paid for income tax	$ -

See accompanying notes to financial statements

GCMI Securities Corp.
Notes to Financial Statements
December 31, 2024

Note 1 - Organization and Nature of Business

GCMI Securities Corp. (the "Company") was incorporated in the State of California on December 14, 2005 and is wholly owned by Global Capital Markets, Inc. (the "Parent"). The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company limits its business activities to private placement of securities, mergers and acquisitions, and corporate finance advisory services, including corporate evaluations, buyer/seller finder arrangements, and investment banking referral activities, with registered offices in Irvine and San Francisco, California.

Note 2 - Significant Accounting Policies

Securities - Under its membership agreement with FINRA, the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes - The Company elected to be taxed as a qualified subchapter S subsidiary ("Q Sub") with its Parent reporting as an S Corporation for Federal and California state income tax purposes.

As a Q Sub, the Company's asset, liability, income and expense items are treated as though they were owned, held or incurred by the Parent S Corporation. As provided by its tax and expense sharing agreement, all taxes are paid by the Parent.

Revenue Recognition - Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfied a performance obligation by transferring control over a product or service to a customer.

The description of activities – separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)" from which the Company generates its revenue, is investment banking fees.

Retainers are held by the Parent and generally not shared with the Company inasmuch as they typically are less than related project preparation costs. Due to the nature of the Company's business, the size of any one transaction may be significant to the Company's operations for the period.

Segment Reporting - The Accounting Standards Update ("ASU") 2023-07 issued by the Financial Accounting Standards Board ("FASB") introduced enhancements to segment reporting requirements for public entities, including broker-dealers. The update aimed to improve the transparency and usefulness of financial disclosures for investors and other stakeholders. ASU 2023-07 disclosure requirements are effective for fiscal years starting after December 15, 2023.

Company management reviewed the ASU 2023-07 disclosure requirements and determined that no additional disclosures are required as the Company has only one reportable segment.

Note 3 - Fair Value

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Note 4 - Related Party

The Company and its Parent have entered into an expense sharing agreement whereby the Company pays the Parent $1,000 per month for tax and office expenses, including rent. During the year ending December 31, 2024 the Company paid its Parent $12,000. In February 2016 the FASB issued ASU 2016-02 on leases. Under the new guidance lessees are required to recognize a lease liability and a right-to-use asset for all leases at the commencement date, with the exception of short-term leases. ASU 2016-02 is effective for annual and interim periods beginning after December 15, 2018. The Company is not subject to this requirement inasmuch as it has an expense sharing agreement with its Parent.

A negotiated percentage, about 60 percent, of the fees generated from the successful completion of each project are paid to registered representatives of the Company.

It is possible that the terms of certain of related party transactions are not the same as those that would result from transactions among wholly unrelated parties.

Note 5 - Concentration of Credit Risk and Customers

The Company is engaged in various activities in which counter-parties primarily include broker-dealers, banks and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

One customer accounted for 100% of the revenues of the Company for the year ended December 31, 2024.

Note 6 - Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1.

Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At December 31, 2024, the Company had net capital of $106,174 which was $101,174 in excess of its required net capital of $5,000. The Company's net capital ratio was .2% to 1.

Note 7 - Income Taxes

As discussed in Note 2 - Significant Accounting Policies, the Company elected to be taxed as a Q Sub with its Parent reporting as an S Corporation for Federal and California state income tax purposes. As a Q Sub, the Company's asset, liability, income and expense items are treated as though they were owned, held or incurred by the Parent S Corporation. As provided by its tax and expense sharing agreement, all taxes are paid by the Parent. The Parent is subject to audit by the taxing agencies for years ended December 31, 2021, 2022, and 2023.

Note 8 – Reserve Formula Exemption

The Company is exempt from SEA Rule 15c3-3. However, the firm does not qualify for the existing exemptions under paragraph (k) of SEA Rule 15c3-3.

The Company is exempt from SEA Rule 15c3-3 pursuant to Footnote 74 of the SEC's adopting release 34-70073 for the Rule 17a-5. Per the release, the Company still is exempt from SEA Rule 15c3-3 regardless of the fact that it does not fit into one of the exemptive provisions for Rule 15c3-3 due to the fact that its business activities are limited to one or more of the following: (1) private placement of securities; (2) mergers and acquisitions; and (3) corporate finance advisory services, including corporate evaluations, buyer/seller finder arrangements, and investment banking referral activities.

Note 9 – Commitments and Contingencies

The Company did not have any financial obligations, leases, litigation or other actions or activities which would require commitments or contingencies disclosure at any time during calendar year 2024 or as of December 31, 2024.

Note 10 - Subsequent Events

Management has reviewed the results of operations for the period of time from its year-end December 31, 2024 through January 9, 2025, the date the financial statements were available to be issued and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

GCMI Securities Corp.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
December 31, 2024

Computation of net capital
    Total ownership equity from statement of financial condition $106,174

      Nonallowable assets:
      Commissions receivable   -
      Net capital   106,174

Computation of net capital requirements
    Minimum net aggregate indebtedness -
      6.67% of net aggregate indebtedness   11

    Minimum dollar net capital required   5,000

    Net capital required (greater of above amounts)   5,000

      Excess capital   101,174

Excess net capital (net capital less 10% of
    aggregate indebtedness)   106,158

Computation of aggregate indebtedness

    Total liabilities   161

    Aggregate indebtedness to net capital   .2%

Reconciliation
The following is a reconciliation of the above net capital computation with the
Company's corresponding unaudited computation pursuant to Rule 179-
5(d)(4):

Net capital per computation   106,174
    Variance
      Rounding   -
Net capital per audit report $106,174

There were no reported differences between the audit and FOCUS at December 31, 2024

See accompanying notes to financial statements

GCMI Securities Corp.
Schedule II - Determination of Reserve Requirements
Under Rule 15c3-3(e)
December 31, 2024

GCMI Securities Corp. has no reserve deposit obligations under SEC 15c3-3(e) because it is a "non-covered" firm pursuant to Footnote 74 to SEC Release 34-70073 and therefore is not subject to the Rule.

See accompanying Report of Independent Registered Public Accounting Firm

GCMI Securities Corp.
Schedule III - Information Related to Possession or Control
Requirements Under Rule 15c3-3(b)
December 31, 2024

GCMI Securities Corp. has no possession or control obligations under SEC 15c3-3(b) because it is a "non-covered" firm pursuant to Footnote 74 to SEC Release 34-70073 and therefore is not subject to the Rule.

See accompanying Report of Independent Registered Public Accounting Firm

GCMI Securities Corp. Exemption Report

We, as members of the management of GCMI Securities Corp. (the "Company") are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the SEC and the broker's or dealer's designated examining authority. One of the reports to be included in the annual filing is an exemption report prepared by an independent registered public accounting form, based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions.

The Company is a "non-covered" firm pursuant to Footnote 74 to SEC Release 34-70073 and is therefore not subject to SEA Rule 15c3-3 for the most recent year ended December 31, 2024. The Company represents that it has not held customer funds or securities, did not carry accounts of or for customers and did not carry broker-dealer proprietary accounts as defined in Exchange Act Rule 15c3-3. The Company limits its business activities to private placement of securities, mergers and acquisitions, and corporate finance advisory services, including corporate evaluations, buyer/seller finder arrangements, and investment banking referral activities.

The Company has maintained compliance with the above throughout the year ended December 31, 2024, without exception.

GCMI Securities Corp.

Stephen Holmes
_____
Steve Holmes, President
January 9, 2025

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
GCMI Securities Corp.
Irvine, California

I have reviewed management's statements, included in the accompanying SEC Rule 15c3-3 Exemption Report in which GCMI Securities Corp., stated that GCMI Securities Corp.'s, business activities are limited to private placement of securities, merger and acquisitions, and corporate finance advisory services, including corporate evaluations, buyer/seller finder arrangements, and investment banking referral activities, and that it has not held customer funds or securities and that GCMI Securities Corp. is classified as "non-covered" pursuant to footnote 74 to SEC Release 34-70073, dated July 30, 2013, and as discussed in Q & A 8 of the related FAQ issued by SEC state on July 1, 2020. GCMI Securities Corp. also stated that it had maintained compliance with the above declaration throughout the most recent year ended December 31, 2024, without exception. GCMI Securities Corp.'s management is responsible for compliance and is not subject to the provisions set forth in Rule 15c3-3 under the Securities and Exchange Act of 1934 and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about GCMI Securities Corp.'s declaration concerning the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 to SEC Release 34-70073.

Brian W. Anson
Certified Public Accountant
Tarzana, California
January 9, 2025